UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Results of the Submission of Matters to a Vote of Security Holders

On April 1, 2019, SSLJ.com Limited (the “Company”) held an Extraordinary General Meeting of Shareholders. The following matter, which was set forth in the Company’s notice for the Extraordinary General Meeting of Shareholders, was voted on and approved by the Company’s shareholders.

Resolution	For	Against	Abstain
Amend the authorized share capital of the Company in order to effect a share consolidation of all ordinary shares of the Company at a ratio of 1-for-5	278,426,400	0	0

Announcement of Reverse Stock Split

The Company today also announced that on April 1, 2019, the Company effected a one-for-five reverse stock split (the “Reverse Stock Split”) of its ordinary shares. The Company expects that the Company’s ordinary shares will open for trading on the NASDAQ Capital Market on or about April 5, 2019, on a post-split basis.

When the reverse stock split becomes effective, every five (5) ordinary shares will automatically convert into one (1) ordinary share. Following the Reverse Stock Split, the ordinary shares will have a par value of $0.00625 per share. This will reduce the number of ordinary shares outstanding as of April 1, 2019 from 49,274,617 shares, including 13,635,977 Class A shares and 35,638,640 Class B shares, to approximately 9,854,923 shares, including 2,727,195 Class A shares and 7,127,728 Class B shares, subject to rounding. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the 1-for-5 ratio will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our ordinary shares on the business day immediately preceding the effective date of the Reverse Share Split as reported on Nasdaq by (ii) the number of shares of our ordinary shares held by the shareholder that would otherwise have been exchanged for the fractional share interest. No interest will be paid on any cash amount representing fractional shares between the effective date of the Reverse Share Split and the date of payment.

The Company does not expect there to be any impact on the actual trading of the Company’s ordinary shares. They will continue to trade on the NASDAQ Capital Market under the symbol SSLJ. The new CUSIP number for the ordinary shares following the Reverse Stock Split will be G8406F110.

The number of authorized ordinary shares of the Company will likewise be reduced from 99,000,000 ordinary shares, comprised of 60,000,000 Class A shares and 39,000,000 Class B shares to 19,800,000 ordinary shares, comprised of 12,000,000 Class A shares and 7,800,000 Class B shares. The number of authorized preferred shares of the Company will be reduced from 1,000,000 preferred shares of a nominal or par value of US$0.00125 each to 200,000 preferred shares of a nominal or par value of US$0.00625 each. No preferred shares of the Company is current issued and outstanding.

Shareholders holding ordinary shares through a brokerage account or book entry form will have their shares automatically adjusted to reflect the Reverse Stock Split as of the effective date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: April 4, 2019
SSLJ.COM LIMITED

	By:	/s/ Xinyu Yang
Xinyu Yang Chairman of the Board of Directors